
FBI

Jason Ford

A2B Billing and Consulting

S.S. Of M.A. LLC · Davidson College

San Jose, California, United States · Contact info

365 connections

Experience

President
S.S. Of M.A. LLC
Jun 2010 - Present · 11 yrs 9 mos
San Francisco Bay Area

Fire Service Manager
Cintas Corporation
Jan 2007 - Feb 2010 · 3 yrs 2 mos

Project Co-ordinator
Siemens Building Technologies
Nov 2005 - Jan 2007 · 1 yr 3 mos